Exhibit 99.1

Hi everyone,

My name is Courtnie Baek and I’m an Investor Relations Associate here at Masterworks.

I am happy to announce our newest offering, a painting by the iconic British artist, David Hockney. A testament to Hockney’s popularity is a 2011 poll commissioned by the Other Art Fair of over 1,000 British painters and sculptors, who voted him the most influential British artist of all time. In 2021, Hockney’s auction turnover totaled over $81 million ranking him 26th among all artists.

To provide investment quality offerings by the artist, our acquisitions team has reviewed approximately 50 examples of Hockney’s works from around the world, many of which are priced in excess of $10 million. Of these examples, this is the second we have selected to be offered on the Masterworks platform.

The current offering is titled “xSxuxnxfxlxoxwxexrx xwxixtxhx xTxhxrxexex xOxrxaxnxgxexsx” and was painted in 1996. Since the 1970s, flowers have been a central theme of Hockney’s work and appear in some of his most iconic and expensive paintings, including “Henry Geldzhaler and Christopher Scott” (1969), which sold for nearly $50 million at Christie’s, London in March of 2019, and “Mr. and Mrs. Clark and Percy” (1970-71), which is in the permanent collection of the Tate Modern.

As of November 2022, top auction records for floral still lifes by Hockney, created in the 1990’s, include: the large format “30 Sunflowers” (1996), which sold for $14.8 million at Sotheby’s, Hong Kong in July of 2020, “Gladioli with Two Oranges” (1996), which sold for over $5.8 million at Sotheby’s in London in June of 2021, and the larger format “Antheriums” (1995), which sold for $5.6 million at Christie’s, New York in May of 2019.

Between March 2017 and June 2021, auction sales of similar works to our offering that measure between 20 by 20 inches and 50 by 50 inches have increased at an estimated annualized appreciation rate of 20.5%.